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COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
The Chase Manhattan Corporation and Subsidiaries


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                                                    Year Ended
                                                    December 31,
($ in millions)                   1993     1992     1991      1990       1989
EARNINGS:
Net Income (Loss)               $  966   $  639   $  520   $  (334)   $  (665)
Less: Cumulative Effect
      of Change in
      Accounting Principle *       500        -        -        -         -
_______________________________________________________________________________
Net Income (Loss) Before
      Cumulative Effect of
      Change in Accounting
      Principle                 $  466   $  639   $  520   $  (334)   $  (665)
Less: Equity in Undistributed
      Income (Loss) of
      Unconsolidated Subsidiaries
      and Associated Companies      36       11      (32)      (40)       (20)
Income Taxes                       265      186      124       203        196
Fixed Charges, Excluding
       Interest on Deposits      2,670    2,277    1,988     3,190      3,938
________________________________________________________________________________
Total Earnings, Excluding
   Interest on Deposits,
   as Adjusted                   3,365    3,091    2,664     3,099      3,489
Interest on Deposits             2,014    2,935    4,374     5,273      5,080
________________________________________________________________________________
Total Earnings, Including
   Interest on Deposits,
   as Adjusted                 $ 5,379   $6,026   $7,038   $ 8,372    $ 8,569
===============================================================================

FIXED CHARGES:

Interest Expense and Amortization
   of Debt Discount and Issuance
   Costs, Excluding Interest
   on Deposits                 $ 2,591 $  2,205 $  1,920  $  3,115   $  3,860
One-Third of Net Rental Expense      79       72       68        75         78
________________________________________________________________________________
Total Fixed Charges for Ratio,
   Excluding Interest
   on Deposits                    2,670     2,277    1,988     3,190      3,938
Interest on Deposits              2,014     2,935    4,374     5,273      5,080
________________________________________________________________________________
Total Fixed Charges for Ratio,
  Including Interest
  on Deposits                   $ 4,684 $  5,212 $  6,362  $  8,463    $  9,018
===============================================================================

RATIO OF EARNINGS TO FIXED CHARGES:

Excluding Interest on Deposits        1.3x     1.4x     1.3x     **         **

Including Interest on Deposits        1.1x     1.2x     1.1x     **         **



* Represents the cumulative effect of change in accounting principle relating to the adoption of SFAS 109 ("Accounting for Income Taxes") in the first quarter of 1993.

** For the years ended December 31, 1990 and 1989, earnings did not cover fixed charges by $91 million and $449 million, respectively, primarily as a result of large additions to the Reserve for Possible Credit Losses and special charges.

For purposes of computing the consolidated ratios, earnings represent net income
(loss) plus applicable income taxes and fixed charges, less cumulative effect of change in accounting principle for the year ended December 31,1993 and equity in undistributed earnings (losses) of unconsolidated subsidiaries and associated companies. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), amortization of debt discount and issuance costs and one-third(the amount deemed to represent an interest factor) of net rental expense under all lease commitments.
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